January 9, 2006

Ms. Angela Connell

Senior Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: National Mercantile Bancorp – File No. 001-13015

Dear Ms. Connell:

This letter is written in response to your letter dated December 21, 2005 in which you requested further clarification on National Mercantile Bancorp’s accounting for derivative instruments and hedging activities, specifically, the $15 million interest rate swap designated as a fair value hedge (“Swap”) of our junior subordinated deferrable interest debentures (“Debentures”).

We have consulted with our hedge accounting advisors to fully understanding the nuances of SFAS 133.  We are not relying on paragraph 65 of SFAS 133 but rather paragraph 68 of SFAS 133 in concluding that there is no ineffectiveness.  In preparing our previous response, we overlooked an amendment to paragraph 68 and mistakenly concluded that not all conditions of paragraph 68 apply.  We have established that in fact all conditions exist under Paragraph 68 of SFAS 133 to assume no ineffectiveness in the hedging relationship of the Swap and our Debentures.

Paragraph 4(z)(3) of SFAS 138 amended subparagraph (d) of paragraph 68 of SFAS 133 with respect to a condition to the assumption of no ineffectiveness being that the hedged item may not be prepayable.  The amendment to subparagraph (d) added that the no prepayment criterion does not apply to an interest-bearing asset or liability that is prepayable solely due to an embedded call option provided that the hedging interest rate swap contains an embedded mirror-image call option.  The call options embedded in our Debentures and Swap have (1) matching terms including matching maturities, strike price, related notional amounts, timing and frequency of payments, and dates on which the instruments may be called, and (2) we are the writer of one call option and Citigroup the holder of the other call option.  Accordingly, the call option embedded in the Swap is considered a mirror image of the call option embedded in our Debentures.

All conditions under paragraph 68 are satisfied to assume no ineffectiveness.  A detailed comparison of the relevant terms of the Debentures and the terms of the Swap was provided in our November 29, 2005 response.

Additionally, you requested information regarding the documentation requirements of paragraph 20(a) of SFAS 133, particularly with respect to assessing hedge effectiveness.  Our SFAS 133 Accounting Designation Memo for this hedging relationship (provided in our September 23, 2005 response) notes the matching terms between the Debentures and the Swap and concludes “The critical terms of the swaption [sic] and the Debenture match at inception resulting in the fair value hedge being fully effective throughout the term and there will be no ineffectiveness to recognize in earnings during the term of the hedge” consistent with our assumption of no ineffectiveness under paragraph 68 of SFAS 133.  (We recognize the confusion caused by our reference to our Swap as a swaption and will prospectively refer to it as a swap.)

We are hopeful that we have clarified our hedge accounting related to this matter and apologize for any misunderstanding in our earlier communication.

Sincerely,

David R. Brown

Executive Vice President

Chief Financial Officer